111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-4384 / Fax 617-954-7723

January 29, 2020
VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:  Filings of Forms N-CSR and Forms N-CEN for MFS Series Trust II (File Nos. 33-7637; 811-04775), MFS Series Trust III (File Nos. 002-60491; 811-02794), MFS Series Trust IV (File Nos. 002-54607; 811-02594), MFS Series Trust V (File Nos. 002-38613; 811-02031), MFS Series Trust VI (File Nos. 33-34502; 811-06102), MFS Series Trust VII (File Nos. 002-68918; 811-03090), MFS Series Trust VIII (File Nos. 33-37972; 811-05262), MFS Series Trust IX (File Nos. 002-50409; 811-02464), MFS Series Trust X (File Nos. 33-1657; 811-04492), MFS Series Trust XI (File Nos. 33-68310; 811-07992), MFS Series Trust XIII (File Nos. 002-74959; 811-03327), MFS Series Trust XIV (File Nos. 811-22033), MFS Series Trust XV (File Nos. 002-96738; 811-04253), Massachusetts Investors Trust (File Nos. 002-11401; 811-00203), Massachusetts Investors Growth Stock Fund (File Nos. 002-14677; 811-00859), MFS Variable Insurance Trust I (File Nos. 33-74668; 811-08326), MFS Variable Insurance Trust II (File Nos. 002-83616; 811-03732), MFS Institutional Trust (File Nos. 33-37615; 811-06174), MFS Municipal Series Trust (File Nos. 002-92915; 811-04096), MFS Intermediate Income Trust (File Nos. 33-19364; 811-05440), MFS Multimarket Income Trust (File Nos. 33-11246; 811-04975), MFS Municipal Income Trust (File Nos. 33-08850; 81104841), MFS Special Value Trust (File Nos. 33-31346; 811-05912), MFS California Municipal Fund (File Nos. 333-84993; 811-09537), MFS Charter Income Trust (File Nos. 33-29012; 811-05822), MFS Government Markets Income Trust (File Nos. 33-12945; 81105078), MFS High Income Municipal Trust (File Nos. 333-81129; 811-05754), MFS High Yield Municipal Trust (File Nos. 333-77261; 811-04992), MFS Intermediate High Income Fund (File Nos. 333-85901; 811-05567), and MFS Investment Grade Municipal Trust (File Nos. 333-81131; 811-05785) (collectively, the “Registrants” or "Trusts" and each, a "Registrant" or "Trust")

Ladies and Gentlemen:

This letter sets forth our responses to your comments provided during a conference call on January 7, 2020 with respect to your review of the above-referenced filings of the Registrants.

Comments

1. Comment:
Within the Form N-CEN filing for MFS Series Trust III for the period ended January 31, 2019 as filed on April 15, 2019 and the Form N-CEN filing for MFS Series Trust IX for the period ended April 30, 2019 as filed on July 12, 2019, we note that the MFS High Income Fund, MFS Corporate Bond Fund, and MFS Limited Maturity Fund indicate a "Yes" response to Item B.23 (Rule 19a-1 notice). However, the financial statements for these Funds indicate that dividends were only paid from net investment income.  Please explain this discrepancy.

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Securities and Exchange Commission
January 29, 2020

Response:
We believe both the Form N-CEN and financial statement presentations are correct. Rule 19a-1 notices were sent to shareholders of the three funds mentioned above to reflect distributions in excess of net investment income as determined in accordance with U.S. Generally Accepted Accounting Principles. We understand that the Staff of the SEC recently clarified they would not object if the tax basis of such financial information is used in Rule 19a-1 notices instead.  However, the notices sent to date have not been issued under this basis. Distributions reported in the financial statements reflect (consistent with ASC 946) tax basis distributions from net investment income, realized gains or tax returns of capital.

2. Comment:
With respect to the "Annual Fund Operating Expenses" table in the MFS Diversified Income Fund's current prospectus, please confirm that  acquired fund fees and expenses ("AFFE")  were less than 1 basis point and therefore are not required to be separately disclosed on the fee table.

Response:
While the MFS Diversified Income Fund invests in certain affiliated underlying funds, the combined AFFE from those funds was less than 1 basis point; therefore, the AFFE are not required to be separately disclosed in the expense table of the Fund's current prospectus.

3. Comment:
Within the Form N-CSR filing for MFS Series Trust XIII for the period ended February 28, 2019 as filed on April 25, 2019, MFS Diversified Income Fund held the following securities classified as "U.S. Government Agencies and Equivalents" on the Portfolio of Investments: AID-Tunisia, AID-Ukraine, Hashemite Kingdom of Jordan, and Private Export Funding Corp.  Please explain why these securities are classified as "U.S. Government Agencies and Equivalents" and please consider defining the acronym "AID" used for the Tunisia and Ukraine securities.

Response:
The securities noted have been classified as "U.S. Government Agencies and Equivalents" because the payment of principal and interest has been guaranteed by a U.S. Government agency (EXIM Bank for Private Export Funding Corp. and USAID for the remaining securities).  As a practice, we do not define issuer names whose common form is an acronym.  Rather, we typically only define tickmarks and/or other abbreviations used in security descriptions so that the descriptions do not become overly burdensome for the reader. However, per the Staff's request, we will define "AID" in future shareholder reports going forward.

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Securities and Exchange Commission
January 29, 2020

4. Comment:
Within the Form N-CSR filing for MFS Series Trust IX for the period ended April 30, 2019 as filed on June 24, 2019, the MFS Limited Maturity Fund's Portfolio of Investments indicates that the Fund held approximately 30% in "Asset-Backed and Securitized" instruments at the period end. Please discuss the Fund's exposure to collateralized loan obligations ("CLOs"), including any equity tranches of such CLOs, and explain how the Fund records income in compliance with the requirements set forth in  Accounting Standards Codification ("ASC") 325-40, Beneficial Interests in Securitized Financial Assets.

Response:
Of the securities included in the "Asset-Backed and Securitized" category in the Portfolio of Investments, $140,492,693 are CLOs.  None of the MFS Limited Maturity Fund's holdings in the "Asset-Backed and Securitized" category were equity tranches.  At the time of initial investment, all cash flows expected to be collected in excess of the initial investment are accreted into income using the effective yield method (i.e., yield-to-maturity) as prescribed under ASC 310-20 and ASC 946.  If there are no expectations of future cash flows or there is uncertainty, income is not accrued on the security.  After the initial investment, expectations for future cash flows are updated as new information becomes available (both favorable and unfavorable) and future income accruals are adjusted accordingly.  Accruals may be stopped and/or reduced if there is no further expectation of future cash flows, and accrued but unpaid income may be written down or written off.

5. Comment:
For certain Funds (for example, see Form N-CSR filings for MFS Municipal High Income Fund for the period ended January 31, 2019 filed on March 28, 2019 (series of MFS Series Trust III), MFS Diversified Income Fund for the period ended February 28, 2019 filed on April 25, 2019 (series of MFS Series Trust XIII), MFS Arkansas Municipal Bond Fund for the period ended March 31, 2019 filed on May 22, 2019 (series of MFS Municipal Series Trust), and MFS Corporate Bond Fund for the period ended April 30, 2019 filed on June 24, 2019 (series of MFS Series Trust IX)), shareholder servicing costs payable by the Fund for the fiscal year represented 30% or greater of the Fund's total annual shareholder servicing expense. Please discuss the timing of the settlement of these shareholder servicing cost expenses.

Response:
The payment of vendor invoices, including shareholder servicing costs, is made shortly after receipt and only after a thorough review of the invoice is performed and it is approved for payment by the service sponsor.  Typically, invoices for shareholder servicing costs are received a few months in arrears resulting in a three to five month accrual contributing to the larger shareholder servicing cost accrual as a percentage of total annual shareholder servicing cost.

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Securities and Exchange Commission
January 29, 2020

6. Comment:
Within the Form N-CSR filing for MFS Series Trust IX for the period ended April 30, 2019 as filed on June 24, 2019, Note 3 to the Financial Statements for MFS Limited Maturity Fund (the "Fund") states under the subheading "Shareholder Servicing Agent" that, pursuant to a Special Servicing Agreement, the Fund may pay a portion of the transfer agent-related expenses of certain MFS Fund-of-Funds that invest in the Fund to the extent such payments do not exceed the benefits realized or expected to be realized by the Fund from the investment in the Fund by the MFS Fund-of-Funds.  Please explain how the benefits realized or expected to be realized by the Fund are monitored and measured for purposes of the Special Servicing Agreement.

Response:
On February 13, 2007, the Securities and Exchange Commission (the “SEC”) issued an order (the “SEC Order”)[1] authorizing certain MFS Fund-of-Funds (collectively, the "Top Tier Funds”) to pass through to each Fund in which a Top Tier Fund invests (each, an “Underlying Fund”) a ratable share of transfer agent related expenses (“Pass Through Expenses”) that the relevant Top-Tier Fund incurs ("Expense Sharing").  As a condition to authorizing an Underlying Fund's payment of Pass Through Expenses, the SEC Order requires that the Funds' Board of Trustees determine that the amount that each Underlying Fund pays the Top Tier Funds does not exceed the amount of benefits realized or expected to be realized by the Underlying Fund from the Top Tier Funds' investment in the Underlying Fund (“Underlying Fund Benefits”).  In assessing the Underlying Fund Benefits and approving the Special Servicing Agreement, the SEC Order requires the Board of Trustees to consider various factors including: (i) information quantifying the Underlying Fund Benefits; and (ii)  the extent to which the expense ratio of an Underlying Fund was reduced following investment in the Underlying Fund by the Top-Tier Fund and the reasonably foreseeable effects of the investment by the Top-Tier Fund on the Underlying Fund's expense ratio.  The Fund's Board of Trustees must approve the Special Servicing Agreement at least annually.

In considering the Underlying Fund Benefits as required by the SEC Order, the Funds' Board of Trustees receives information from MFS comparing (i) the expense ratio of each Underlying Fund after giving effect to investment from the Top Tier Funds with Expense Sharing and (ii) the expense ratio of each Underlying Fund assuming no investment from the Top Tier Funds. In order for an Underlying Fund to participate in the Special Servicing Agreement, the Underlying Fund’s expense ratio, after giving effect to the Expense Sharing, has to be equal to or lower than the expense ratio would be for the Underlying Fund if the Top Tier Funds did not invest in the Underlying Fund.  The Board of Trustees receives information regarding the Underlying Fund Benefits in connection with its annual review and approval of the Special Servicing Agreement.

1 Investment Company Act Release No. 27698.

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Securities and Exchange Commission
January 29, 2020

7. Comment:
Within the Form N-CEN filing for MFS Variable Insurance Trust for the period ended December 31, 2018, as filed on March 18, 2019, we note that the MFS Value Series marked the box next to Item C.6.f as "N/A" with respect to the monthly average of the value of portfolio securities on loan during the reported period, but reported securities lending income under Item C.6.g. Please explain the discrepancy between the responses to Item C.6.f and Item C.6.g. for the MFS Value Series, or file an amended Form N-CEN (and include in an explanatory note the reason for the amended filing).

Response:
MFS Value Series had no security loans outstanding at the end of the month for each month in the covered period. Accordingly, the monthly average calculation as requested by Item C.6.f. results in a zero entry or N/A. However, the Fund did have security loans outstanding on other days during the month resulting in reportable securities lending income during the period. For this reason, the Fund reported securities lending income under Item C.6.g.

8. Comment:
Within the Form N-CSR filing for MFS Series Trust III for the period ended January 31, 2019 as filed on March 28, 2019, MFS Global High Yield Fund's Portfolio of Investments lists a 65% holding of MFS High Yield Pooled Portfolio ("HYP"), a domestic portfolio. Given the use of the term "global" in the Fund's name and its investment in HYP, please explain how the Fund invests consistent with the use of the term "global" (e.g., at least 40% outside the United States).

Response:
With respect to the MFS Global High Yield Fund's "global" mandate, the Fund's current prospectus states that MFS generally invests the Fund's assets in at least three different countries and invests a percentage of the Fund's net assets in securities of foreign issuers equal to at least the lesser of 40% or the percentage of foreign issuers in the Fund's benchmark (the BofA Merrill Lynch Global High Yield – Constrained Index (USD Hedged)) less 15%.   The MFS Global High Yield Fund was in compliance with these parameters as of January 31, 2019.  We also note that the MFS High Yield Pooled Portfolio is not strictly a domestic portfolio and invests a portion of its assets in foreign securities. We believe that the Fund's investment policies and strategies are consistent with the use of the term "global" in the Fund's name.

9. Comment:
Within the Form N-CSR filing for MFS Series Trust XV for the period ended October 31, 2018 as filed on December 28, 2018, MFS Commodity Strategy Fund listed certain total return swaps (tied to Bloomberg indices) which had a notional value exceeding 1%. Please discuss how the disclosure in the report satisfies the requirements of Regulation S-X 12-13C, instruction 3, or enhance your disclosure in future shareholder reports.

Response:
Regulation S-X 12-13C, instruction 3 states "If the reference instrument is an index or basket of investments, and the components are publicly available on a Web site as of the balance sheet date, identify the index or basket." We believe we are meeting this requirement with respect to the total return swaps tied to Bloomberg indices as disclosed in the MFS Commodity Strategy Fund's annual report as of October 31, 2018. Information regarding the Bloomberg Commodity Index Family is publicly available and can be found at https://www.bloomberg.com/professional/product/indices/bloomberg-commodity-index-family/. Monthly fact sheets are published for the Bloomberg Commodity Index and Sub-Indices.

1041074

Securities and Exchange Commission
January 29, 2020

 If you have any questions concerning the foregoing, please call the undersigned at 617-954-4384.

Sincerely,

/S/ AMANDA S. MOORADIAN

Amanda S. Mooradian
Counsel & Assistant Vice President

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